UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                         MAGELLAN HEALTH SERVICES, INC.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock, $0.25 par value
                         -----------------------------
                         (Title of Class of Securities)

                                  559079108
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                          BLUM Capital Partners, L.P.
                      909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 14, 2001
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 Page 1 of 12


CUSIP NO. 559079108              SCHEDULE 13D                     Page 2 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    RCBA STRATEGIC PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3303833
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,594,200**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,594,200**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,594,200**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  16.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 559079108              SCHEDULE 13D                     Page 3 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,594,200**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,594,200**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,594,200**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                16.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 559079108              SCHEDULE 13D                    Page 4 of 12

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,594,200**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,594,200**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,594,200**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                16.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 559079108              SCHEDULE 13D                     Page 5 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,594,200**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,594,200**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,594,200**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                16.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 559079108              SCHEDULE 13D                     Page 6 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,594,200**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,594,200**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,594,200**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                16.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 559079108              SCHEDULE 13D                     Page 7 of 12

This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on May 25, 2000 by BLUM Capital Partners, L.P., a California limited partnership ("BLUM L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"); RCBA Strategic Partners, L.P., a Delaware limited partnership ("Strategic"), and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of RCBA GP (collectively, the "Reporting Persons"). This amendment relates to shares of Common Stock, par value $0.25 (the "Common Stock") of Magellan Health Service, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 6950 Columbia Gateway Drive, Suite 400, Columbia, Maryland 21046. The following amendments are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended as follows:

The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and               Business            Citizenship  Principal Occupation
Office Held            Address                          or Employment
--------------------  ---------------------- ---------  --------------------
Richard C. Blum        909 Montgomery St.       USA     President & Chairman,
President &            Suite 400                        BLUM L.P.
Chairman               San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway  Managing Partner,
Managing Partner       Suite 400                        BLUM L.P.
& Director             San Francisco, CA 94133

Claus J. Moller        909 Montgomery St.      Denmark  Managing Partner,
Managing Partner       Suite 400                        BLUM L.P.
& Director             San Francisco, CA 94133

John C. Walker         909 Montgomery St.       USA     Partner,
Partner                Suite 400                        BLUM L.P.
                       San Francisco, CA 94133

Kevin A. Richardson    909 Montgomery St.       USA     Partner,
Partner                Suite 400                        BLUM L.P.
                       San Francisco, CA 94133

Jose S. Medeiros       909 Montgomery St.       Brazil  Partner,
Partner                Suite 400                        BLUM L.P.
                       San Francisco, CA 94133



CUSIP NO. 559079108              SCHEDULE 13D                     Page 8 of 12

Name and               Business             Citizenship  Principal Occupation
Office Held            Address                           or Employment
--------------------  ----------------------- ---------  --------------------
Jeff A. Cozad          909 Montgomery St.      USA       Partner,
Partner                Suite 400                         BLUM L.P.
                       San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA       Partner & Chief
Partner, Chief        Suite 400                          Financial Officer,
Financial Officer,    San Francisco, CA 94133            BLUM L.P.
Assistant Secretary
& Director

Murray A. Indick      909 Montgomery St.       USA       Partner and
Partner, General      Suite 400                          General Counsel,
Counsel & Secretary   San Francisco, CA 94133            BLUM L.P.


The principal business office address of RCBA GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of RCBA GP, their addresses, citizenship and principal occupations are as follows:

Name and               Business             Citizenship Principal Occupation
Office Held            Address                          or Employment
--------------------  ----------------------- --------- --------------------
Richard C. Blum        909 Montgomery St.      USA      President & Chairman,
Managing Member        Suite 400                        BLUM L.P.
                       San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.      Norway   Managing Partner,
Managing Member        Suite 400                        BLUM L.P.
                       San Francisco, CA 94133

Claus J. Moller        909 Montgomery St.      Denmark  Managing Partner,
Managing Member        Suite 400                        BLUM L.P.
                       San Francisco, CA 94133

John C. Walker         909 Montgomery St.      USA      Partner,
Member                 Suite 400                        BLUM L.P.
                       San Francisco, CA 94133

Kevin A. Richardson   909 Montgomery St.       USA      Partner,
Member                Suite 400                         BLUM L.P.
                      San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.       Brazil   Partner,
Member                Suite 400                         BLUM L.P.
                      San Francisco, CA 94133




CUSIP NO. 559079108              SCHEDULE 13D                     Page 9 of 12


Name and              Business                 Citizen-  Principal Occupation
Office Held           Address                  ship      or Employment
--------------------  -----------------------  --------- -------------------
Jeff A. Cozad         909 Montgomery St.       USA       Partner,
Member                Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA       Partner & Chief
Member                Suite 400                          Financial Officer,
                      San Francisco, CA 94133            BLUM L.P.

Murray A. Indick      909 Montgomery St.       USA       Partner and
Member                Suite 400                          General Counsel,
                      San Francisco, CA 94133            BLUM L.P.



To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer's most recent Form 10-K, there were 34,670,729 shares of Common Stock outstanding as of December 21, 2001. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report the following direct holdings of the Common Stock and corresponding percentage interest of total shares outstanding: (i) Strategic reports direct holdings of 3,616,800 shares of the Common Stock (10.4%); (ii) BLUM LP and RCBA Inc. report holdings of 1,737,100 shares of the Common Stock (5.0%) owned directly by the limited partnerships for which BLUM LP serves as the general partner and BLUM LP's investment advisory client accounts; and (iii) Mr. Blum reports the aggregate of these shares for a total of 5,353,900 shares of the Common Stock, which represents 15.4% of the outstanding shares of the Common Stock.

In addition, because BLUM LP has voting and investment power with respect to 240,300 shares that are legally owned by The Common Fund for the account of its Multi-Strategy Equity Fund and Value Opportunities Fund (collectively "The Common Fund"), those shares are reported as beneficially owned by BLUM LP. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons. Voting and investment power concerning the above shares are held solely by BLUM


CUSIP NO. 559079108              SCHEDULE 13D                    Page 10 of 12


LP and RCBA GP. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 5,594,200 shares of the Common Stock, which is 16.1% of the outstanding shares of Common Stock. As the sole general partner of BLUM LP, RCBA Inc. is deemed the beneficial owner of the securities over which BLUM LP has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Mr. Blum may also be deemed to be the beneficial owner of the securities over which RCBA GP has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or managing members and members of RCBA GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or RCBA GP, except to the extent of any pecuniary interest therein.

The outstanding voting stock of the Issuer as reported on the most recent 10-K does not include 59,063 outstanding shares of Series A Redeemable Preferred Stock that has a right to approximately 6,300,000 shares of the Issuer's common stock and votes on an 'as converted' basis. See Note 7 ("Redeemable Preferred Stock") in the Issuers audited historical financial statements contained the Issuer's Form 10-K for the period ended September 30, 2001. Were the Series A Preferred Stock to be converted to common stock and included in the outstanding shares of the Issuer, the Issuer would have had 40,970,782 outstanding shares as of December 21, 2001 and the Reporting Persons would have owned 13.3% of the outstanding voting stock of the Issuer.

(c) During the last sixty (60) days, the Reporting Persons purchased the following shares of Common Stock in the open market:

Entity                                       Trade Date   Shares    Price/Share
------                                       ----------   -------   -----------

BLUM LP's limited partnership                 12-13-01     231,200    4.75000
and investment advisory client                12-14-01     300,000    5.14610
accounts (including The Common Fund)          12-21-01      87,900    6.12710
                                              12-27-01      30,800    5.96540
                                              12-28-01     100,000    6.07890
                                              12-31-01      37,500    6.06420
(d) and (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.


CUSIP NO. 559079108              SCHEDULE 13D                    Page 11 of 12

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2002

RCBA STRATEGIC PARTNERS, L.P.             RCBA GP, L.L.C.
By RCBA GP, L.L.C.
   its general partner



By   /s/ Murray A. Indick                 By  /s/ Murray A. Indick
    -------------------------------          ----------------------------------
    Murray A. Indick, Member                 Murray A. Indick, Member


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick                By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel and          Partner and General Counsel
     Secretary


 /s/ Murray A. Indick
 ---------------------------------------
 RICHARD C. BLUM

 By  Murray A. Indick, Attorney-in-Fact



CUSIP NO. 559079108              SCHEDULE 13D                    Page 12 of 12

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  January 3, 2002

RCBA STRATEGIC PARTNERS, L.P.             RCBA GP, L.L.C.
By RCBA GP, L.L.C.
   its general partner



By   /s/ Murray A. Indick                 By  /s/ Murray A. Indick
    -------------------------------          ----------------------------------
    Murray A. Indick, Member                 Murray A. Indick, Member


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick                By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel and          Partner and General Counsel
     Secretary


 /s/ Murray A. Indick
 ---------------------------------------
 RICHARD C. BLUM

 By  Murray A. Indick, Attorney-in-Fact